SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

WENDY’S/ARBY’S GROUP, INC.
(Name of Subject Company (Issuer))

Trian Partners, L.P.
Trian Partners Master Fund, L.P.
Trian Partners Parallel Fund I, L.P.
Trian Partners Parallel Fund II, L.P.
Trian Partners GP, L.P.
Trian Partners General Partner, LLC
Trian Partners Parallel Fund I General Partner, LLC
Trian Partners Parallel Fund II GP, L.P.
Trian Partners Parallel Fund II General Partner, LLC
Trian Fund Management, L.P.
Trian Fund Management GP, LLC
Nelson Peltz
Peter W. May
Edward P. Garden
(Name of Filing Persons (Purchasers))

CLASS A COMMON STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)
950587105
(CUSIP Number of Class of Securities)
Brian L. Schorr, Esq.
Chief Legal Officer
Trian Fund Management, L.P.
280 Park Avenue
New York, New York 10017
(212) 451-3000

Copy to:
Dennis J. Block, Esq.
William P. Mills, Esq.
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, NY 10281
(212) 504-5555

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee

$166,000,000	$6,523.80

*

Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 40,000,000 shares of the subject company (number of shares sought) by $4.15 (the tender offer price per share).

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $	Filing Party:
Form or Registration Number:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Combined Schedule TO and Amendment No. 30 to Schedule 13D

          This Schedule TO and Amendment No. 30 to Schedule 13D is being filed on behalf of Trian Partners, L.P., a Delaware limited partnership (“Trian Onshore”), Trian Partners Master Fund, L.P., a Cayman Islands limited partnership (“Trian Master Fund”), Trian Partners Parallel Fund I, L.P., a Delaware limited partnership (“Parallel Fund I”), Trian Partners Parallel Fund II, L.P., a Delaware limited partnership (“Parallel Fund II” and collectively with Trian Onshore, Trian Master Fund and Parallel Fund I, the “Purchaser”), Trian Partners GP, L.P., a Delaware limited partnership (“Trian GP”), Trian Partners General Partner, LLC, a Delaware limited liability company (“Trian GP LLC”), Trian Partners Parallel Fund I General Partner, LLC, a Delaware limited liability company (“Parallel Fund I GP”), Trian Partners Parallel Fund II GP, L.P., a Delaware limited partnership (“Parallel Fund II GP”), Trian Partners Parallel Fund II General Partner, LLC, a Delaware limited liability company (“Parallel Fund II LLC”), Trian Fund Management, L.P., a Delaware limited partnership (“Trian Management”), Trian Fund Management GP, LLC, a Delaware limited liability company (“Trian Management GP”, and together with the foregoing, the “Trian Entities”), Nelson Peltz, a citizen of the United States of America, Peter W. May, a citizen of the United States of America, and Edward P. Garden, a citizen of the United States of America (the Trian Entities and Messrs. Peltz, May and Garden are sometimes hereinafter referred to collectively as the “Filing Persons”), relating to the offer by the Purchaser to purchase up to 40,000,000 shares of Class A Common Stock, par value $0.10 per share, (the “Shares”), of Wendy’s/Arby’s Group, Inc., a Delaware corporation (“Wendy’s/Arby’s”) at a price of $4.15 per Share, net to the seller in cash, without interest (subject to any required withholding of taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”), dated November 6, 2008, and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.

          As permitted by General Instruction G to Schedule TO, this Schedule TO also amends and supplements the Schedule 13D dated October 13, 1992 (the “Original Statement”), as amended and restated by Amendment No. 6 dated May 3, 1993, as amended by Amendment No. 7 dated February 14, 1996, as amended by Amendment No. 8 dated October 13, 1998, as amended by Amendment No. 9 dated March 12, 1999, as amended by Amendment No. 10 dated May 4, 1999, as amended by Amendment No. 11 dated November 12, 2002, as amended by Amendment No. 12 dated April 25, 2003, as amended by Amendment No. 13 dated July 1, 2003, as amended by Amendment No. 14 dated September 24, 2003, as amended by Amendment No. 15 dated December 4, 2003, as amended by Amendment No. 16 dated January 15, 2004, as amended by Amendment No. 17 dated April 20, 2004, as amended by Amendment No. 18 dated June 29, 2004, as amended by Amendment No. 19 dated July 23, 2004, as amended by Amendment No. 20 dated May 23, 2005, as amended by Amendment No. 21 dated January 6, 2006, as amended by Amendment No. 22 dated February 23, 2006, as amended by Amendment No. 23 dated December 26, 2006, as amended by Amendment No. 24 dated April 23, 2008, as amended by Amendment No. 25 dated September 16, 2008, as amended by Amendment No. 26 dated September 22, 2008, as amended by Amendment No. 27 dated September 24, 2008, as amended by Amendment No. 28 dated September 29, 2008 and as amended by Amendment No. 29 dated October 8, 2008, (the Original Statement, as so amended shall be known as the “Statement”), with respect to the Class A Common Stock, par value $.10 per share, of Triarc Companies, Inc. (“Triarc”) (through September 29, 2008, the date of the closing of the acquisition of Wendy’s described in Item 4) and of the Company (as defined below) for periods commencing on or after September 30, 2008 (the “Class A Common Stock”), and, for periods prior to September 30, 2008, the Class B Common Stock, Series 1, par value $.10 per share, of Triarc (the “Class B Common Stock”), of Wendy’s/Arby’s Group, Inc. (formerly known as Triarc Companies, Inc., a Delaware corporation and successor by merger to Triarc Companies, Inc., an Ohio corporation formerly named DWG Corporation (the “Company”)). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

Schedule 13D

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

NELSON PELTZ

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT	☐
TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5)

	8	SHARED VOTING POWER (See Item 5)

51,659,612 (Class A Common Stock)

	9	SOLE DISPOSITIVE POWER (See Item 5)

15,901,582 (Class A Common Stock)

	10	SHARED DISPOSITIVE POWER (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
(See Item 5)

51,659,612 (Class A Common Stock)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN	☐
SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.00% (Class A Common Stock)*

14	TYPE OF REPORTING PERSON

IN

* This percentage is calculated based upon 469,769,742 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in Wendy’s/Arby’s Form 10-Q, filed on November 6, 2008.

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

PETER W. MAY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT	☐
TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5)

	8	SHARED VOTING POWER (See Item 5)

51,552,797 (Class A Common Stock)

	9	SOLE DISPOSITIVE POWER (See Item 5)

8,220,114 (Class A Common Stock)

	10	SHARED DISPOSITIVE POWER (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
(See Item 5)

51,552,797 (Class A Common Stock)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN	☐
SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.97% (Class A Common Stock)*

14	TYPE OF REPORTING PERSON

IN

* This percentage is calculated based upon 469,769,742 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in Wendy’s/Arby’s Form 10-Q, filed on November 6, 2008.

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

EDWARD P. GARDEN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT	☐
TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5)

196,425 (Class A Common Stock)

	8	SHARED VOTING POWER (See Item 5)

27,227,751 (Class A Common Stock)

	9	SOLE DISPOSITIVE POWER (See Item 5)

196,425 (Class A Common Stock)

	10	SHARED DISPOSITIVE POWER (See Item 5)

27,227,751 (Class A Common Stock)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
(See Item 5)

27,424,176 (Class A Common Stock)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN	☐
SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.84% (Class A Common Stock)*

14	TYPE OF REPORTING PERSON

IN

* This percentage is calculated based upon 469,769,742 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in Wendy’s/Arby’s Form 10-Q, filed on November 6, 2008.

1	NAME OF REPORTING PERSON

Trian Fund Management, L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

20-3454182

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT	☐
TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5)

0

	8	SHARED VOTING POWER (See Item 5)

27,227,751 (Class A Common Stock)

	9	SOLE DISPOSITIVE POWER (See Item 5)

0

	10	SHARED DISPOSITIVE POWER (See Item 5)

27,227,751 (Class A Common Stock)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
(See Item 5)

27,227,751 (Class A Common Stock)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN	☐
SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.80% (Class A Common Stock) *

14	TYPE OF REPORTING PERSON

PN

* This percentage is calculated based upon 469,769,742 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in Wendy’s/Arby’s Form 10-Q, filed on November 6, 2008.

1	NAME OF REPORTING PERSON

Trian Fund Management GP, LLC

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

20-3454087

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT	☐
TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5)

0

	8	SHARED VOTING POWER (See Item 5)

27,227,751 (Class A Common Stock)

	9	SOLE DISPOSITIVE POWER (See Item 5)

0

	10	SHARED DISPOSITIVE POWER (See Item 5)

27,227,751 (Class A Common Stock)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
(See Item 5)

27,227,751 (Class A Common Stock)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN	☐
SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.80% (Class A Common Stock) *

14	TYPE OF REPORTING PERSON

OO

* This percentage is calculated based upon 469,769,742 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in Wendy’s/Arby’s Form 10-Q, filed on November 6, 2008.

1	NAME OF REPORTING PERSON

Trian Partners GP, L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

20-3453775

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5)

0

	8	SHARED VOTING POWER (See Item 5)

27,227,751 (Class A Common Stock)

	9	SOLE DISPOSITIVE POWER (See Item 5)

0

	10	SHARED DISPOSITIVE POWER (See Item 5)

27,227,751 (Class A Common Stock)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
(See Item 5)

27,227,751 (Class A Common Stock)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.80% (Class A Common Stock) *

14	TYPE OF REPORTING PERSON

PN

* This percentage is calculated based upon 469,769,742 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in Wendy’s/Arby’s Form 10-Q, filed on November 6, 2008.

1	NAME OF REPORTING PERSON

Trian Partners General Partner, LLC

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

20-3453595

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5)

0

	8	SHARED VOTING POWER (See Item 5)

27,227,751 (Class A Common Stock)

	9	SOLE DISPOSITIVE POWER (See Item 5)

0

	10	SHARED DISPOSITIVE POWER (See Item 5)

27,227,751 (Class A Common Stock)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
(See Item 5)

27,227,751 (Class A Common Stock)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.80% (Class A Common Stock) *

14	TYPE OF REPORTING PERSON

OO

* This percentage is calculated based upon 469,769,742 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in Wendy’s/Arby’s Form 10-Q, filed on November 6, 2008.

1	NAME OF REPORTING PERSON

Trian Partners, L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

20-3453988

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5)

0

	8	SHARED VOTING POWER (See Item 5)

6,430,910 (Class A Common Stock)

	9	SOLE DISPOSITIVE POWER (See Item 5)

0

	10	SHARED DISPOSITIVE POWER (See Item 5)

6,430,910 (Class A Common Stock)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
(See Item 5)

6,430,910 (Class A Common Stock)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.37% (Class A Common Stock) *

14	TYPE OF REPORTING PERSON

PN

* This percentage is calculated based upon 469,769,742 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in Wendy’s/Arby’s Form 10-Q, filed on November 6, 2008.

1	NAME OF REPORTING PERSON

Trian Partners Master Fund, L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

98-0468601

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5)

0

	8	SHARED VOTING POWER (See Item 5)

20,064,053 (Class A Common Stock)

	9	SOLE DISPOSITIVE POWER (See Item 5)

0

	10	SHARED DISPOSITIVE POWER (See Item 5)

20,064,053 (Class A Common Stock)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
(See Item 5)

20,064,053 (Class A Common Stock)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.27% (Class A Common Stock) *

14	TYPE OF REPORTING PERSON

PN

* This percentage is calculated based upon 469,769,742 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in Wendy’s/Arby’s Form 10-Q, filed on November 6, 2008.

1	NAME OF REPORTING PERSON

Trian Partners Parallel Fund I, L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

20-3694154

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT	☐
TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5)

0

	8	SHARED VOTING POWER (See Item 5)

576,776 (Class A Common Stock)

	9	SOLE DISPOSITIVE POWER (See Item 5)

0

	10	SHARED DISPOSITIVE POWER (See Item 5)

576,776 (Class A Common Stock)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
(See Item 5)

576,776 (Class A Common Stock)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN	☐
SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.12% (Class A Common Stock) *

14	TYPE OF REPORTING PERSON

PN

* This percentage is calculated based upon 469,769,742 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in Wendy’s/Arby’s Form 10-Q, filed on November 6, 2008.

1	NAME OF REPORTING PERSON

Trian Partners Parallel Fund I General Partner, LLC

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

20-3694293

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT	☐
TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5)

0

	8	SHARED VOTING POWER (See Item 5)

576,776 (Class A Common Stock)

	9	SOLE DISPOSITIVE POWER (See Item 5)

0

	10	SHARED DISPOSITIVE POWER (See Item 5)

576,776 (Class A Common Stock)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
(See Item 5)

576,776 (Class A Common Stock)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN	☐
SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.12% (Class A Common Stock) *

14	TYPE OF REPORTING PERSON

OO

* This percentage is calculated based upon 469,769,742 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in Wendy’s/Arby’s Form 10-Q, filed on November 6, 2008.

1	NAME OF REPORTING PERSON

Trian Partners Parallel Fund II, L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

87-0763105

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5)

0

	8	SHARED VOTING POWER (See Item 5)

130,691 (Class A Common Stock)

	9	SOLE DISPOSITIVE POWER (See Item 5)

0

	10	SHARED DISPOSITIVE POWER (See Item 5)

130,691 (Class A Common Stock)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5)

130,691 (Class A Common Stock)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.03% (Class A Common Stock) *

14	TYPE OF REPORTING PERSON

PN

* This percentage is calculated based upon 469,769,742 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in Wendy’s/Arby’s Form 10-Q, filed on November 6, 2008.

1	NAME OF REPORTING PERSON

Trian Partners Parallel Fund II GP, L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

87-0763102

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5)

0

	8	SHARED VOTING POWER (See Item 5)

130,691 (Class A Common Stock)

	9	SOLE DISPOSITIVE POWER (See Item 5)

0

	10	SHARED DISPOSITIVE POWER (See Item 5)

130,691 (Class A Common Stock)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5)

130,691 (Class A Common Stock)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.03% (Class A Common Stock) *

14	TYPE OF REPORTING PERSON

PN

* This percentage is calculated based upon 469,769,742 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in Wendy’s/Arby’s Form 10-Q, filed on November 6, 2008.

1	NAME OF REPORTING PERSON

Trian Partners Parallel Fund II General Partner, LLC

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

87-0763099

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5)

0

	8	SHARED VOTING POWER (See Item 5)

130,691 (Class A Common Stock)

	9	SOLE DISPOSITIVE POWER (See Item 5)

0

	10	SHARED DISPOSITIVE POWER (See Item 5)

130,691 (Class A Common Stock)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5)

130,691 (Class A Common Stock)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.03% (Class A Common Stock) *

14	TYPE OF REPORTING PERSON

OO

* This percentage is calculated based upon 469,769,742 shares of Class A Common Stock outstanding as of October 31, 2008, as reported in Wendy’s/Arby’s Form 10-Q, filed on November 6, 2008.

Schedule TO

          Item 1. Summary Term Sheet.

          The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

          Item 2. Subject Company Information.

          (a) The name of the issuer of the securities to which this Schedule TO relates is Wendy’s/Arby’s Group, Inc., a Delaware corporation. Wendy’s/Arby’s principal executive offices are located at 1115 Perimeter Center West, Atlanta, GA, 30338. Wendy’s/Arby’s telephone number at such address is (678) 514-4100. The information set forth in Section 8—“Information Concerning Wendy’s/Arby’s” of the Offer to Purchase is incorporated herein by reference.

          (b) According to Wendy’s/Arby’s Form 10-Q filed on November 6, 2008, there were 469,769,742 Shares of Class A Common Stock, par value $0.10 per Share, outstanding as of October 31, 2008.

          (c) The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” and Section 6 of the Offer to Purchase —“Price Range of the Shares” is incorporated herein by reference.

          Item 3. Identity and Background of Filing Persons.

          (a)-(c) The information set forth in the Introduction and Section 9—“Information Concerning the Purchaser and Its Affiliates” of the Offer to Purchase is incorporated herein by reference.

          Item 4. Terms of the Transaction.

          The Purchaser seeks to purchase up to 40,000,000 Shares for cash at a price equal to $4.15 net per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase and related Letter of Transmittal. The information set forth in the sections entitled “Summary Term Sheet,” Section 1—“Terms of the Offer; Proration” through Section 5—“U.S. Federal Income Tax Consequences,” Section 7—“Effect of the Offer on the Market for the Shares” and Section 13—“Conditions to the Offer” of the Offer to Purchase are incorporated herein by reference.

          Item 5. Past Contacts, Transactions, Negotiations and Agreements.

          (a) The information described in Section 9—“Information Concerning the Purchaser and Its Affiliates,” Section 10 — “Relationships, Agreements and Transactions With Wendy’s/Arby’s” and Section 12—“Background and Purpose of the Offer; Plans; Use of Securities” of the Offer to Purchase is incorporated herein by reference.

          (b) The information described in Section 9—“Information Concerning the Purchaser and Its Affiliates,” Section 10 — “Relationships, Agreements and Transactions With Wendy’s/Arby’s” and Section 12—“Background and Purpose of the Offer; Plans; Use of Securities” of the Offer to Purchase is incorporated herein by reference.

          (e) The information described in Section 9—“Information Concerning the Purchaser and Its Affiliates,” Section 10 — “Relationships, Agreements and Transactions With Wendy’s/Arby’s” and Section 12—“Background and Purpose of the Offer; Plans; Use of Securities” of the Offer to Purchase is incorporated herein by reference.

          Item 6. Purposes of the Transaction and Plans or Proposals.

          (a) The information set forth in Section 12—“Background and Purpose of the Offer; Plans; Use of Securities” of the Offer to Purchase is incorporated herein by reference.

          (c)(1)-(7) The information set forth in Section 12—“Background and Purpose of the Offer; Plans; Use of Securities” of the Offer to Purchase is incorporated herein by reference.

          Item 7. Source and Amount of Funds or Other Consideration.

          The information set forth in the section entitled “Summary Term Sheet” and Section 11—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

          Item 8. Interest in Securities of the Subject Company.

          (a) The information set forth in Section 9—“Information Concerning the Purchaser and Its Affiliates” of the Offer to Purchase is incorporated herein by reference.

          (b) The information set forth in Section 9—“Information Concerning the Purchaser and Its Affiliates” and Appendix A of the Offer to Purchase is incorporated herein by reference. Except as set forth therein, none of Nelson Peltz, Peter W. May, Edward P. Garden or any investment funds or accounts managed by Trian Fund Management, L.P. has during the past 60 days effected any transaction in any equity securities of Wendy’s/Arby’s.

          Item 9. Persons/Assets Retained, Employed, Compensated or Used.

          The information set forth in Section 15—“Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

          Item 10. Financial Statements.

          Not applicable.

          Item 11. Additional Information.

(a)(1)	The information set forth in Section 9—“Information Concerning the Purchaser and Its Affiliates” of the Offer to Purchase is incorporated herein by reference.

(a)(2)-(3)	The information set forth in Section 14—“Legal Matters” of the Offer to Purchase is incorporated herein by reference.

(a)(4)	None.

(a)(5)	None.

(b)	None.

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase, dated November 6, 2008.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Press Release issued November 6, 2008.

(a)(1)(H)	Summary Advertisement.

(a)(1)(I)	Website established by Information Agent—http://www.innisfreema.com.

(b)	Form of Prime Brokerage Agreement.

(d)(1)

Third Amended and Restated Credit Agreement, dated as of April 2, 2001, as amended, by and between Nelson Peltz and Claudia Peltz, and Bank of America, N.A., formerly known as NationsBank, N.A., incorporated herein by reference to Exhibit 20 to Schedule 13D/A filed by Mr. Peltz and Mr. May with the Securities and Exchange Commission on February 23, 2006.

(d)(2)

Credit Agreement, dated as of January 18, 1996, as amended, by and between Peter W. May and Leni May, and NationsBank, N.A., now known as Bank of America, N.A., incorporated herein by reference to Exhibit 20 to Schedule 13D/A filed by Mr. Peltz and Mr. May with the Securities and Exchange Commission on February 23, 2006.

(d)(3)

Pledge and Security Agreement, dated July 23, 2004, as amended, made by Nelson Peltz, in favor of Bank of America, N.A., incorporated herein by reference to Exhibit 30 to Schedule 13D/A filed by Mr. Peltz and Mr. May with the Securities and Exchange Commission on February 23, 2006.

(d)(4)

Pledge and Security Agreement, dated April 2, 2003, as amended, made by Peter W. May, in favor of Bank of America, N.A., incorporated herein by reference to Exhibit 31 to Schedule 13D/A filed by Mr. Peltz and Mr. May with the Securities and Exchange Commission on July 23, 2004.

(d)(5)

Voting Agreement, dated July 23, 2004, by and between Nelson Peltz and Peter W. May, incorporated herein by reference to Exhibit 29 to Schedule 13D/A filed by Mr. Peltz and Mr. May with the Securities and Exchange Commission on July 23, 2004.

(d)(6)

Agreement, dated November 5, 2008 by and between Wendy’s/Arby’s Group, Inc. and Trian Partners, L.P., Trian Partners Master Fund, L.P., Trian Partners Parallel Fund I, L.P., Trian Partners Parallel Fund II, L.P., Trian Fund Management, L.P., Nelson Peltz, Peter W. May and Edward P. Garden.

(g)	Not Applicable.

(h)	Not Applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2008

TRIAN PARTNERS, L.P.

By:	Trian Partners GP, L.P., its general partner

By:	Trian Partners General Partner, LLC, its general partner

By:	/s/ Edward P. Garden

Name: Edward P. Garden
Title: Member

TRIAN PARTNERS MASTER FUND, L.P.

By:	Trian Partners GP, L.P., its general partner

By:	Trian Partners General Partner, LLC, its general partner

By:	/s/ Edward P. Garden

Name: Edward P. Garden
Title: Member

TRIAN PARTNERS PARALLEL FUND I, L.P.

By:	Trian Partners Parallel Fund I General Partner LLC, its general partner

By:	/s/ Edward P. Garden

Name: Edward P. Garden
Title: Member

[Signature Page to Combined Schedule TO and Schedule 13D]

TRIAN PARTNERS PARALLEL FUND II, L.P.

By:	Trian Partners Parallel Fund II GP, L.P., its general partner

By:	Trian Partners Parallel Fund II General Partner, LLC, its general partner

By:	/s/ Edward P. Garden

Name: Edward P. Garden
Title: Member

TRIAN PARTNERS GP, L.P.

By:	Trian Partners General Partner, LLC, its general partner

By:	/s/ Edward P. Garden

Name: Edward P. Garden
Title: Member

TRIAN PARTNERS GENERAL PARTNER, LLC

By:	/s/ Edward P. Garden

Name: Edward P. Garden
Title: Member

TRIAN PARTNERS PARALLEL FUND I GENERAL PARTNER, LLC

By:	/s/ Edward P. Garden

Name: Edward P. Garden
Title: Member

TRIAN PARTNERS PARALLEL FUND II GP, L.P.

By:	Trian Partners Parallel Fund II General Partner, LLC, its general partner

By:	/s/ Edward P. Garden

Name: Edward P. Garden
Title: Member

[Signature Page to Combined Schedule TO and Amendment to Schedule 13D]

TRIAN PARTNERS PARALLEL FUND II
GENERAL PARTNER, LLC

By:	/s/ Edward P. Garden

Name: Edward P. Garden
Title: Member

TRIAN FUND MANAGEMENT, L.P.

By:	Trian Fund Management GP, LLC, its general partner

By:	/s/ Edward P. Garden

Name: Edward P. Garden
Title: Member

TRIAN FUND MANAGEMENT GP, LLC

By:	/s/ Edward P. Garden

Name: Edward P. Garden
Title: Member

[Signature Page to Combined Schedule TO and Amendment to Schedule 13D]

/s/ Nelson Peltz

Nelson Peltz

/s/ Peter W. May

Peter W. May

/s/ Edward P. Garden

Edward P. Garden

[Signature Page to Combined Schedule TO and Amendment to Schedule 13D]

EXHIBIT INDEX

Exhibit	Description

(a)(1)(A)	Offer to Purchase, dated November 6, 2008.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Press Release issued November 6, 2008.

(a)(1)(H)	Summary Advertisement.

(a)(1)(I)	Website established by Information Agent—http://www.innisfreema.com.

(b)	Form of Prime Brokerage Agreement.

(d)(1)

Third Amended and Restated Credit Agreement, dated as of April 2, 2001, as amended, by and between Nelson Peltz and Claudia Peltz, and Bank of America, N.A., formerly known as NationsBank, N.A., incorporated herein by reference to Exhibit 20 to Schedule 13D/A filed by Mr. Peltz and Mr. May with the Securities and Exchange Commission on February 23, 2006.

(d)(2)

Credit Agreement, dated as of January 18, 1996, as amended, by and between Peter W. May and Leni May, and NationsBank, N.A., now known as Bank of America, N.A., incorporated herein by reference to Exhibit 20 to Schedule 13D/A filed by Mr. Peltz and Mr. May with the Securities and Exchange Commission on February 23, 2006.

(d)(3)

Pledge and Security Agreement, dated July 23, 2004, as amended, made by Nelson Peltz, in favor of Bank of America, N.A., incorporated herein by reference to Exhibit 30 to Schedule 13D/A filed by Mr. Peltz and Mr. May with the Securities and Exchange Commission on February 23, 2006.

(d)(4)

Pledge and Security Agreement, dated April 2, 2003, as amended, made by Peter W. May, in favor of Bank of America, N.A., incorporated herein by reference to Exhibit 31 to Schedule 13D/A filed by Mr. Peltz and Mr. May with the Securities and Exchange Commission on July 23, 2004.

(d)(5)

Voting Agreement, dated July 23, 2004, by and between Nelson Peltz and Peter W. May, incorporated herein by reference to Exhibit 29 to Schedule 13D/A filed by Mr. Peltz and Mr. May with the Securities and Exchange Commission on July 23, 2004.

(d)(6)

Agreement, dated November 5, 2008 by and between Wendy’s/Arby’s Group, Inc. and Trian Partners, L.P., Trian Partners Master Fund, L.P., Trian Partners Parallel Fund I, L.P., Trian Partners Parallel Fund II, L.P., Trian Fund Management, L.P., Nelson Peltz, Peter W. May and Edward P. Garden.

(g)	Not Applicable.

(h)	Not Applicable.